Exhibit 21.1

Powerbridge Technologies Co., Ltd.

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Powerbridge Technologies Co., Limited	Hong Kong
Zhuhai Powerbridge Technologies Co., Ltd	People’s Republic of China
Ningbo Powerbridge Pet Products Cross- border E-Commerce Servise Co., Ltd.	People’s Republic of China
Shenzhen Honghao Internet Technology Co., Ltd.	People’s Republic of China
Wuhan Honggang Technology Co., Ltd.	People’s Republic of China
Chongqnig Hongqiao Zhixin Technology Co., Ltd.	People’s Republic of China
Ningbo Zhijing Tong Service Technology Co., Ltd.	People’s Republic of China
Hongding Technology Hong Kong Co., Limited	Hong Kong
Shenzhen Hongding Hulian Technologies Co., Ltd.	People’s Republic of China